Exhibit 99.4

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of the 17th day of November, 2024.

BETWEEN:

AGNICO EAGLE MINES LIMITED

a corporation incorporated under the laws of the Province of Ontario

(the “Company Securityholder”)

- and -

ORLA MINING LTD.

a corporation incorporated under the federal laws of Canada

(the “Company”)

- and -

1511583 B.C. LTD.

a corporation incorporated under the laws the Province of British Columbia

(the “Purchaser”)

- and -

GOLDCORP CANADA LTD.

a corporation incorporated under the federal laws of Canada

(“GCL”)

WHEREAS the Company, the Purchaser, a wholly-owned subsidiary of the Company, and GCL have entered into a share purchase agreement dated as of the date hereof (the “Purchase Agreement”) pursuant to which the Purchaser will acquire from GCL or an affiliate thereof all of the issued and outstanding shares of a company to be formed by GCL to become the registered and beneficial owner of all of the Company Assets (as defined in the Purchase Agreement) (the “Transaction”);

AND WHEREAS the Company Securityholder owns, beneficially or of record, directly or indirectly or exercises control or direction over, certain (i) common shares in the capital of the Company (“Company Shares”); and/or (ii) convertible securities to acquire Company Shares (“Company Convertible Securities”);

AND WHEREAS this Agreement sets out the terms and conditions, among other things, under which the Company Securityholder has agreed to vote or cause to be voted all of his, her or its Subject Securities (defined below) in respect of the Transaction and other matters related thereto;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
INTERPRETATION

Section 1.01 Definitions

All terms used in this Agreement that are not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

For the purposes of this Agreement:

“affiliate” shall have the same meaning assigned to it in the Canada Business Corporations Act;

“Company” means the party identified as such in the preamble;

“Company Circular” means the notice of meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the shareholders of the Company in connection with the Company Meeting;

“Company Convertible Securities” has the meaning given in the recitals;

“Company Meeting” means the special meeting of the shareholders of the Company, including any adjournment or postponement thereof in accordance with the terms of the Purchase Agreement, to be held to consider and, if thought fit, approve the Shareholder Resolutions;

“Company Securityholder” means the party identified as such in the preamble together with its affiliates;

“Company Shares” has the meaning given in the recitals;

“GCL” means the party identified as such in the preamble;

“Prohibited Matters” has the meaning given in Section 2.01(a)(ii);

“Purchase Agreement” has the meaning given in the recitals;

“Subject Convertible Securities” means all Company Convertible Securities which the Company Securityholder owns, beneficially or of record, directly or indirectly or exercises control or direction over as set forth on Schedule A to this Agreement, together with any Subject Convertible Securities acquired by the Company Securityholder during the term of this Agreement;

“Subject Securities” means, collectively, the Subject Shares and the Subject Convertible Securities; and

“Subject Shares” means all Company Shares which the Company Securityholder owns, beneficially or of record, directly or indirectly or exercises control or direction over as set forth on Schedule A to this Agreement, together with any Company Shares acquired by the Company Securityholder during the term of this Agreement;

“Transaction” has the meaning given in the recitals; and

“Transfer” has the meaning given in Section 2.01(c) of this Agreement.

Article II
COVENANTS

Section 2.01 General Covenants of the Company Securityholder

The Company Securityholder hereby covenants and agrees in favour of the Company, the Purchaser and GCL that, from the date hereof until the termination of this Agreement, except as permitted by this Agreement:

(a)	at the Company Meeting and/or any meeting of securityholders of the Company called to vote upon the Shareholder Resolutions, the Transaction, the Concurrent Private Placement, the Purchase Agreement or the transactions contemplated by the Purchase Agreement, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Shareholder Resolutions, the Transaction, the Concurrent Private Placement, the Purchase Agreement or the transactions contemplated by the Purchase Agreement is sought, the Company Securityholder shall cause all Subject Securities eligible to vote at such meeting to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all such Subject Securities:
(i)	in favour of (A) the approval of the Shareholder Resolutions, the Transaction, the Concurrent Private Placement and any other matter necessary for the consummation of the Transaction or the transactions contemplated by the Purchase Agreement and (B) any other matter necessary for the consummation of the Transaction, the Concurrent Private Placement or any other transaction contemplated by the Purchase Agreement; and
(ii)	against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company Securityholder under this Agreement or (B) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction or the Concurrent Private Placement (the “Prohibited Matters”).
(b)	the Company Securityholder shall forthwith revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(c)	the Company Securityholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement; provided that, notwithstanding clause (i) above, the Company Securityholder may (x) exercise Company Convertible Securities to acquire additional Company Shares and sell up to that number of Company Shares that were acquired upon such conversion or exercise to cover the exercise price thereof or the applicable withholding obligations of the Company under applicable tax law, and (y) subject to Section 5.09 of this Agreement, Transfer Subject Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Company Securityholder or under common control with or controlling the Company Securityholder provided that (A) such Transfer shall not relieve or release the Company Securityholder of or from its obligations under this Agreement, including, without limitation, the obligation of the Company Securityholder to vote or cause to be voted all Subject Securities at the Company Meeting in favour of the Shareholder Resolutions (and any other resolution put forward at the Company Meeting that is required for the consummation of the Transaction, the Concurrent Private Placement and the other transactions contemplated by the Purchase Agreement), (B) prompt written notice of such Transfer is provided to the Company and GCL, (C) the transferee continues to be a corporation or other entity directly or indirectly controlling the Company Securityholder, or owned or controlled by the Company Securityholder, at all times until the termination of the Company Meeting; and (D) the transferee agrees to be bound by the terms of this Agreement as if it were a party hereto;

(d)	the Company Securityholder shall, as a holder of Subject Securities, cooperate with the Company and GCL to successfully complete the Transaction, the Concurrent Private Placement and the other transactions contemplated by the Purchase Agreement and this Agreement and to oppose any Prohibited Matter;
(e)	the Company Securityholder shall not solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to any action which is inconsistent with the successful completion of the Transaction or the Concurrent Private Placement;
(f)	the Company Securityholder hereby agrees to deposit a proxy or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities eligible to vote on any matter as soon as practicable following the mailing of the Company Circular and in any event at least 10 days prior to the Company Meeting. Such proxy or voting instruction form shall appoint as proxyholder(s), the individual(s) designated by the Company in the Company Circular and shall vote all such Subject Securities as required by Section 2.01(a)(i), and the Company, the Purchaser and GCL hereby acknowledge that the Company Securityholder shall have fully satisfied its obligations under Section 2.01(a) by depositing such proxy or voting instruction form in accordance with this Section 2.01(f). The Company Securityholder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy or voting instruction form deposited by the Company Securityholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Company Securityholder might have, unless this Agreement has at such time been previously terminated.
(g)	if the Company Securityholder acquires any additional Company Shares or Company Convertible Securities, the Company Securityholder agrees and acknowledges that such additional securities shall be deemed to be Subject Shares or Subject Convertible Securities, respectively, for the purposes of this Agreement.

Article III
REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Company Securityholder

The Company Securityholder hereby represents and warrants to and covenants with the Company, the Purchaser and GCL as follows, and acknowledges that the Company, the Purchaser and GCL are relying upon such representations, warranties and covenants in entering into this Agreement and the Purchase Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Company Securityholder is a corporation, it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Company Securityholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Company Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Company Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	Ownership of Subject Securities. Schedule A hereto accurately sets forth all of the Subject Securities which the Company Securityholder owns, beneficially or of record, directly or indirectly, or over which it exercises control or direction as of the date of this Agreement.
(d)	Voting. The Company Securityholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities eligible to vote at the Company Meeting as contemplated by this Agreement. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind. Except pursuant to this Agreement, no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, requiring the Company Securityholder to Transfer any Subject Securities or any interest therein.

Section 3.02 Representations and Warranties of the Company and the Purchaser

The Company and the Purchaser hereby represent and warrant and covenant to the Company Securityholder and GCL, acknowledging that each of the Company Securityholder and GCL is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Company and the Purchaser are corporations duly incorporated and validly existing under the laws of their jurisdiction of incorporation and have the requisite corporate power and capacity to execute and deliver this Agreement and to perform their obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Company and the Purchaser and constitutes a legal, valid and binding obligation, enforceable against the Company and the Purchaser in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

Section 3.03 Representations and Warranties of GCL

GCL hereby represents and warrants and covenants to the Company Securityholder, the Company and the Purchaser, acknowledging that each of the Company Securityholder, the Company and the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. GCL is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by GCL and constitutes a legal, valid and binding obligation, enforceable against GCL in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

Article IV
TERMINATION

Section 4.01 Automatic Termination

This Agreement will automatically terminate and be of no further force or effect upon the earliest to occur:

(a)	March 31, 2025;
(b)	the termination of the Company Meeting; or
(c)	the termination of the Purchase Agreement in accordance with its terms.

Section 4.02 Termination by the Parties

This Agreement may be terminated at any time:

(a)	by mutual consent of the Company, GCL and the Company Securityholder; or
(b)	by GCL or the Company if: (i) any of the representations and warranties of the Company Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) the Company Securityholder shall not have complied with its covenants contained in this Agreement in all material respects.

Section 4.03 Effect of Termination

If this Agreement is terminated in accordance with this Article IV (i) the provisions of this Agreement will become void and the Company Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities, and (ii) no party shall have liability to any other party, except in respect of any breach of this Agreement which occurred prior to such termination or in respect of any intentional or wilful breach by it of this Agreement.

Article V
GENERAL

Section 5.01 Capacity and Fiduciary Obligations

The Company, the Purchaser and GCL agree and acknowledge that the Company Securityholder is bound hereunder solely in his, her or its capacity as a securityholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Company Securityholder or, if applicable, any of its directors, officers or principal shareholder, in his or her capacity as a director or officer of the Company, GCL or any of their respective subsidiaries (other than with respect to the Subject Securities), as applicable. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company, GCL or any of their respective subsidiaries, as applicable.

Section 5.02 Further Assurances

Each of the Company Securityholder, the Company, the Purchaser and GCL will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.03 Disclosure

If the Company, the Purchaser, GCL or an affiliate thereof is required to publicly disclose information regarding this Agreement (including the text of this Agreement and information regarding the discussions leading to the execution and delivery of this Agreement) pursuant to Applicable Law, and such disclosure references, in any way, the Company Securityholder, including in the Company Circular or any press release filed in connection with the Transaction, the Concurrent Private Placement or the other transactions contemplated by the Purchase Agreement, the Company, the Purchaser or GCL, as applicable, shall, prior to making such public disclosure: (a) provide the Company Securityholder with a reasonable opportunity to review and comment on the content of such public disclosure, including to propose any redactions to the text of this Agreement, if applicable; and (b) give reasonable consideration to the Company Securityholder’s comments in respect of such public disclosure and incorporate any comments provided by the Company Securityholder, to the extent commercially reasonable.

Except as set forth above or as required by Applicable Law or by any Governmental Authority, the Company Securityholder shall not make any public announcement or statement with respect to this Agreement without the approval of the Company and GCL.

Section 5.04 Time

Time shall be of the essence in this Agreement.

Section 5.05 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to any conflict of laws rules or principles. The Company Securityholder, GCL, the Company and the Purchaser irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waive, to the fullest extent possible, the defense of an inconvenient forum or any similar defense to the maintenance of proceedings in such courts.

Section 5.06 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Purchase Agreement incorporated herein by reference constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.07 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.08 Severability

If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.09 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that: (i) the Company, the Purchaser and GCL may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Company Securityholder; and (ii) the Company Securityholder may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement in order to give effect to a transfer contemplated by Section 2.01(c)(ii)(y) of this Agreement.

Section 5.10 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by overnight courier or e-mail, in the case of:

(a)	the Company and the Purchaser, addressed as follows:

Orla Mining Ltd.
Suite 1010, 1075 West Georgia Street
Vancouver, BC
V6E 3C9

Attention:      Jason Simpson, President & Chief Executive Officer
Email:          [Redacted: Personal information]

(b)	GCL, addressed as follows:

Goldcorp Canada Ltd.

6900 E Layton Avenue, Suite 700

Denver, CO 80237

Attention:        Legal Department

Email:           [Redacted: Personal information]

(c)	the Company Securityholder, addressed as set forth in the signature page hereto.

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery thereof if delivered before 4 p.m. on a Business Day at the place and time of receipt and, otherwise, on the next following Business Day.

Section 5.11 Equitable Relief

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.12 Expenses

Each of the parties shall pay its out of pocket and other expenses incurred in connection with the preparation, execution and delivery of this Agreement and transactions contemplated hereby.

Section 5.13 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.14 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Remainder of page intentionally left blank. Signature page follows.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ORLA MINING LTD.

By:
(signed) “Jason Simpson”
Name: Jason Simpson
Title: President and Chief Executive Officer

1511583 B.C. LTD.

By:
(signed) “Jason Simpson”
Name: Jason Simpson
Title: Chief Executive Officer

GOLDCORP CANADA LTD.

By:
(signed) “Scott Langley”
Name: Scott Langley
Title: Director

AGNICO EAGLE MINES LIMITED

By:
(signed) “Chris Vollmershausen”
Name: Chris Vollmershausen
Title: Executive Vice President, Legal, General
Counsel & Corporate Secretary

Address of Company Securityholder:
[Redacted: Personal information]

SCHEDULE A

Subject Securities

1.	Subject Shares:

Total number of Subject Shares: 27,602,589

2.	Subject Convertible Securities:
Type of Company Convertible Security	Total Number of Company Convertible Securities Beneficially Owned or Controlled
Warrants	10,400,000